Registration No. 333 -
As filed with the Securities and Exchange Commission on September 8, 2009
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                              CEMEX, S.A.B. de C.V.
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                   CEMEX Corp.
                   (Translation of issuer's name into English)

                                 --------------

                              United Mexican States
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                        Corporate Creations Network, Inc.
                       1040 Avenue of the Americas # 2400
                               New York, NY 10018
                                 (845) 510-9655
   (Address, including zip code, and telephone number, including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
Robert M. Chilstrom, Esq.                            Herman H. Raspe, Esq.
  Skadden Arps, Slate,                        Patterson Belknap Webb & Tyler LLP
   Meagher & Flom LLP                             1133 Avenue of the Americas
    Four Times Square                              New York, New York 10036
New York, New York 10036

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |X| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |X|

                                               CALCULATION OF REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
                                                              Proposed Maximum      Proposed Maximum
       Title of Each Class of              Amount to be        Aggregate Price     Aggregate Offering        Amount of
     Securities to be Registered            Registered            Per Unit*             Price**           Registration Fee
-------------------------------------- --------------------- -------------------- --------------------- ---------------------
American Depositary Shares, each           400,000,000              $5.00             $20,000,000            $1,116.00
representing  ten (10) CPOs, each
CPO representing economic interests
in two (2) Series A Shares and one
(1) Series B Share in each case held
in the CPO Trust of CEMEX, S.A.B. de
C.V.
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                PART I

                  INFORMATION REQUIRED IN PROSPECTUS

                         Cross Reference Sheet

Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt - Introductory Article.
     office

2.   Title of Receipts and identity of deposited securities        Face of Receipt - Top Center and Introductory
                                                                   paragraph.

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one American Depositary Share ("ADSs")

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (14), (17)
              securities                                           and (18).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14), (15) and (17).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraphs (16) and (17).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14), (15)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (15) and (19).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22), (23)  and
              agreement                                            (24) (no provision for extensions).

       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (13).
              transfer books of the Depositary and the list of
              holders of ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (20) and (21).

3.   Fees and charges which may be imposed directly or             Face of Receipt - Paragraph (10).
     indirectly on holders of ADSs

Item 2.           AVAILABLE INFORMATION                            Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American
      Depositary Receipt included as Exhibit A to Amendment No. 1 to the Second Amended and Restated Deposit Agreement filed as
      Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.        EXHIBITS

      (a)(i) Amendment No. 1 to the Second Amended and Restated Deposit Agreement, dated as of July 1, 2005, by and among CEMEX, S.A.B. de C.V. (the "Company"), Citibank, N.A., as Depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") issued thereunder, including the form of ADR attached thereto. -- Filed herewith as Exhibit
               (a)(i).

      (a)(ii) Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among the Company, the Depositary, and all Holders and Beneficial Owners from time to time of ADSs evidenced by ADRs issued thereunder. -- Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-11338.

      (a)(iii) Amended and Restated Deposit Agreement, dated as of March 29, 1999, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADRs issued thereunder -- Previously filed and incorporated by reference to the Registration Statement on Form F-6, Reg. No. 333-10678.

      (b) Letter Agreement, dated October 12, 2007, by and between the Company and the Depositary supplementing the Deposit Agreement to enable the Depositary to establish a direct registration system for the ADSs. -- Filed herewith as Exhibit (b).

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)      Certificate under Rule 466. -- Filed herewith as Exhibit (e).

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

Item 4.        UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, by and among CEMEX, S.A.B. de C.V., Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, as further amended and supplemented, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 8th day of September, 2009.

                                    Legal entity created by the Second Amended and Restated Deposit Agreement, dated as of August 10, 1999, as further amended and supplemented, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing ten (10) CPOs, each CPO representing economic interests in two (2) Series A Shares and one (1) Series B Share, in each case held in the CPO Trust of CEMEX, S.A.B. de C.V.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Thomas Crane
                                        ----------------------------------------
                                        Name:  Thomas Crane
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-6, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Garza Garcia, Nuevo Leon, Mexico on September 8, 2009.

                                    CEMEX, S.A.B. de C.V.


                                    By: /s/ Ramiro Villarreal
                                        ----------------------------------------
                                        Name:  Ramiro Villarreal
                                        Title: General Counsel

                               POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints each of Lorenzo H. Zambrano, Hector Medina, Rodrigo Trevino, Ramiro Villarreal and Humberto Moreira or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) under the Securities Act and to sign any instrument, contract, document or other writing of or in connection with this Registration Statement and any amendments and supplements thereto (including post-effective amendments) and to file the same, with all exhibits thereto, and other documents in connection therewith, including this power of attorney, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act, this Registrant Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                                                     Title                               Date
----------                                                     -----                               ----

/s/ Lorenzo H. Zambrano
-------------------------------------------     Chief Executive Officer and Chairman    September 8, 2009
Lorenzo H. Zambrano                             of the Board of Directors (Principal
                                                Executive Officer)

/s/ Lorenzo Milmo Zambrano
-------------------------------------------     Director                                September 8, 2009
Lorenzo Milmo Zambrano


/s/ Armando J. Garcia Segovia
-------------------------------------------     Director                                September 8, 2009
Armando J. Garcia Segovia


-------------------------------------------     Director                                September, 2009
Rodolfo Garcia Muriel


/s/ Rogelio Zambrano Lozano
-------------------------------------------     Director                                September 8, 2009
Rogelio Zambrano Lozano


/s/ Roberto Zambrano Villarreal
-------------------------------------------     Director                                September 8, 2009
Roberto Zambrano Villarreal

Signatures                                                     Title                               Date
----------                                                     -----                               ----

/s/ Bernardo Quintana Isaac
-------------------------------------------     Director                                September 8, 2009
Bernardo Quintana Isaac


/s/ Dionisio Garza Medina
-------------------------------------------     Director                                September 8, 2009
Dionisio Garza Medina


/s/ Alfonso Romo Garza
-------------------------------------------     Director                                September 8, 2009
Alfonso Romo Garza


/s/ Mauricio Zambrano Villarreal
-------------------------------------------     Director                                September 8, 2009
Mauricio Zambrano Villarreal


/s/ Tomas Milmo Santos
-------------------------------------------     Director                                September 8, 2009
Tomas Milmo Santos


/s/ Luis Santos de la Garza
-------------------------------------------     Director                                September 8, 2009
Luis Santos de la Garza


/s/ Jose Manuel Rincon Gallardo
-------------------------------------------     Director                                September 8, 2009
Jose Manuel Rincon Gallardo


/s/ Jose Antonio Fernandez Carbajal
-------------------------------------------     Director                                September 8, 2009
Jose Antonio Fernandez Carbajal


/s/ Rafael Rangel Sostmann
-------------------------------------------     Director                                September 8, 2009
Rafael Rangel Sostmann


/s/ Hector Medina
-------------------------------------------     Executive Vice President of Finance     September 8, 2009
Hector Medina                                   and Legal
                                                (Principal Financial Officer)

/s/ Rafael Garza
-------------------------------------------     Senior Vice President                   September 8, 2009
Rafael Garza                                    (Comptrollership)


/s/ Valerie Hawk
-------------------------------------------     Authorized Representative in the        September 8, 2009
Corporate Creations Network Inc.                United States
    By:  Valerie Hawk
         Authorized Signatory

                                Index to Exhibits
                                -----------------

                                                                   Sequentially
Exhibit             Document                                       Numbered Page
-------             --------                                       -------------
(a)(i)              Amendment No. 1 to the Second Amended and
                    Restated Deposit Agreement

(b)                 Letter Agreement

(d)                 Opinion of counsel to the Depositary

(e)                 Certificate under Rule 466